Exhibit 99

Supplemental Segment Information
(In thousands)	Quarter ended October 31,		Six Months ended October 31,
	2006	2005	2006	2005
Orders Received:
Sign Making and Specialty Graphics	$ 74,659	$ 72,039	$ 148,526	$ 141,301
Apparel and Flexible Materials	48,297	42,917	96,088	86,156
Ophthalmic Lens Processing	19,593	16,267	37,975	32,476
	$142,549	$131,223	$282,589	$259,933

(In thousands)	October 31, 2006	April 30, 2006
Backlog:
Sign Making and Specialty Graphics	$ 2,485	$ 2,699
Apparel and Flexible Materials	41,022	40,514
Ophthalmic Lens Processing	116	357
	$43,623	$43,570